

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2013

<u>Via E-mail</u>
Charles Bancroft
Chief Financial Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, N.Y. 10154

Re: Bristol-Myers Squibb Company
         Form 10-K for the Fiscal Year Ended December 31, 2012
         Filed February 15, 2013
         File No. 001-01136

Dear Mr. Bancroft:

    We have reviewed your September 9, 2013 response to our August 9, 2013 letter and have the following comments.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 3. Alliances and Collaborations</u>

<u>Lead-in Describing Accounting Treatment for Alliances and Collaborations, page 72</u>

1. Please refer to your response to our prior comment one. Your proposed disclosure focuses on payments between collaboration partners, but does not appear to relate those payments to units of accounting. Please help us understand and propose revised disclosure that describes which separation, allocation, recognition and classification principles you apply. In your response, please help us understand whether which party to the collaboration (i.e. BMS or its counterparty) is the principal in the end customer sale is relevant to one or more of these determinations and why. In addition, please ensure the disclosure addresses these questions:
    * How do you determine the character of each element (i.e. revenue and expenses) and the unit of accounting to which it relates?

- How do you allocate arrangement consideration to units of accounting? For example, if under a single collaboration arrangement BMS is the principal with the end customer in one geography and BMS's collaboration counterparty is the principal with the end customer in another geography, how does BMS allocate the contractual cash flows?
- To what unit of accounting do the "upfront and contingent milestone payments" relate and why are they amortized rather than recognized immediately?
- To what unit of accounting do payments "for supply arrangements, royalties, co-promotional and collaboration fees" relate and at one point in time are the "appropriate revenue recognition principles met?"

2. Please propose disclosure that describes how you allocate and recognize upfront and contingent milestone payments received from collaboration partners related to products not yet approved. It appears you address all payments to/from the collaboration partner for approved products, but only address payments to (but not from) the collaboration partner for unapproved products.

3. Please propose disclosure that clarifies whether payments from BMS to collaboration partners for supply arrangements, royalties, and distribution are recognized when incurred or are deferred. If deferred, why? We note disclosure that says you recognize them in the period the related sales or profits are recognized, but it is not clear when that occurs relative to the period in which the expense is incurred.

4. With respect to income statement classification, please clarify for us the consideration given to whether the collaboration counterparty is BMS's customer and the effect such a determination has on income statement classification.

5. Please refer to your response to our prior comment two. With respect to the income statement classification of the accretion of the upfront payment received by BMS in the AstraZeneca collaboration, please help us understand the relationship between this payment and the intangible asset recognized upon the acquisition of Amylin, which you cite as BMS's reason for classifying such accretion as a decrease in costs of products sold, and why this relationship supports such classification. For example, it is not clear why licensing some of the rights related to a recognized intangible asset causes the licensing transaction to be viewed as an expense reimbursement.

Otsuka, page 73

6. Please address the following related to your response to prior comment three regarding the Otsuka arrangement:
- In support of your statement that "The activities provided by BMS and the nature of our involvement in the collaboration are expected to be relatively consistent throughout the course of the 2013 fiscal year and thereafter," please clarify what services BMS performs and how it is linked to the sales-based royalty. We note from

  your footnote disclosure that BMS has an obligation to co-develop and co-promote, but that beginning in 2013 Otsuka is responsible for providing and funding all sales force efforts.

- With respect to your analogy to ASC 980-605-25, please tell us and revise your policy as necessary to clarify:
  - o How and when you recognize BMS's contractual share of net sales for Abilify in each quarter. For example, is the amount recognized determined by multiplying the quarterly net sales by the "weighted average effective annualize rate," or is it based on some other measure of performance. In your response, provide us an example of your method and tell us why you believe it results in recognition of revenue based on your level of performance.
  - o Whether BMS recognizes each quarter the lesser of the contractual royalties due as of each quarter-end or the amount of proportional performance determined.

<u>Astrazeneca, page 76 and Pfizer, page 77</u>

7. In order to help us evaluate your response to our prior comment four, please identify for us each significant accounting element in the arrangement, the character of each element (revenue vs. expense reimbursement), the units of accounting (i.e., which elements are separate vs. combined), and the accounting basis for the units of accounting (e.g., ASC 605-25). For example, we note that you allocated on a relative fair value basis the upfront consideration from AstraZeneca to the tangible and intangible assets acquired in the Amylin transaction; however, it is not clear what rights were transferred to AstraZeneca in exchange for the upfront consideration, how those transferred rights were grouped into units of accounting and, assuming there were multiple units of accounting (which is implied by your allocation), why the guidance from ASC 605-10-S99-1 (SAB 104, Topic 13, A.3 (f) Question 1), which relates to a single unit of accounting, is relevant. After we evaluate your response, we may have similar questions related to your saxagliptin and dapagliflozin collaborations with AstraZeneca and your Eliquis Pfizer Alliance, which we understand you accounted for the same way.

  Please contact James Peklenk, Staff Accountant, at (202) 551-3661 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

        Sincerely,

        /s/ Jim B. Rosenberg

        Jim B. Rosenberg
        Senior Assistant Chief Accountant